ROPES & GRAY LLP

PRUDENTIAL TOWER

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September 18, 2020

VIA FEDEX AND EDGAR

Re:Zai Lab Ltd

Form 20-F for the fiscal year ended December 31, 2019

Filed April 29, 2020

File No. 001-38205

Vanessa Robertson

Christine Torney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Dear Ms. Robertson and Ms. Torney:

On behalf of Zai Lab Limited (the “Company”), we are hereby providing the following responses to the comment letter from the staff of the Division of Corporation Finance, Office of Life Sciences (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated September 9, 2020 related to the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2019. To assist your review, we have presented the text of the Staff’s comment in italics below. The response and information described below are based upon information provided to us by the Company.

Form 20-F for the period ended December 31, 2019

Exhibits 12.1 and 12.2, page 1

1.

The SEC rules under Section 302 of the Sarbanes-Oxley Act require that the language of the 302 certification not be altered. Item 601(b)(31) states that the certification must be provided exactly as stated therein. We note certain differences between the language in paragraphs 4 and 5 of your disclosure and the language that is required. Please amend your Form 20-F to include revised certifications as appropriate.

Response to Comment: The Company acknowledges the Staff’s comment and confirms that the Company filed an amendment to its Form 20-F for the fiscal year ended December 31, 2019 to include revised certifications in accordance with Item 601(b)(31).

Zai Lab Limited

Item 4. Information on the Company

Overview of the License Agreements, page 98

2.	For your license agreements with Incyte, Deciphera and Novocure, please disclose when the royalty term is currently expected to expire.

Response to Comment: The Company acknowledges the Staff’s comment and confirms that in future filings with the Commission the Company will disclose when the royalty terms of the Company’s license agreements with Incyte, Deciphera and Novocure are expected to expire.

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Please do not hesitate to call me at 617-235-4961 with any questions or further comments

Sincerely,

/s/ Thomas J. Danielski

Thomas J. Danielski

cc:	F. Ty Edmondson Billy Cho